United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 14F-1

                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                                   ----------
                       Commission File Number: 000 - 51364

                              DOLCE VENTURES, INC.
                              (Name of Registrant)


             Utah                                  32-0028823
   (State of Incorporation)             (IRS Employer Identification Number)


                      118 Chatham Road, Syracuse, NY 13203
                    (Address of Principal Executive Offices)


                                 (315) 476-5769
                         (Registrant's Telephone Number)


                             Darren L. Ofsink, Esq.
                         600 Madison Avenue, 14th Floor
                            New York, New York 10022
                                 (212) 371-8008
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)


                      WE ARE NOT ASKING YOU FOR A PROXY AND
                     YOU ARE REQUIRED NOT TO SEND US A PROXY

                              DOLCE VENTURES, INC.
                      118 Chatham Road, Syracuse, NY 13203


        Information Statement Pursuant to Section 14(f) of the Securities
                 Exchange Act of 1934 and Rule 14f-1 Thereunder


                             Notice of Change in the
                       Majority of the Board of Directors


                                  INTRODUCTION

      The information contained in this Information Statement is being furnished to all holders of record of common stock of Dolce Ventures, Inc. (the "Company") at the close of business on August 24, 2006 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about August 25, 2006.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

      On or about August 24, 2006, GAS Investment China Co., Ltd., a company organized under the laws of the British Virgin Island ("Gas (BVI)"), and certain shareholders of the Company (the "Selling Shareholders") entered into a stock purchase agreement (the "Stock Purchase Agreement"), whereby the Selling Shareholders agreed to sell to Gas (BVI) an aggregate of 72,569,764 shares of our common stock, par value 0.001 per share ("Common Stock"), representing approximately 72.01% of our total issued and outstanding voting securities as of the date thereof, in exchange for $675,000 (the "Stock Sale").

      Under the terms of the Stock Purchase Agreement, the directors of the Company have agreed, at the closing of the Stock Sale, to appoint Gas (BVI)'s appointees to the board of directors of the Company and to resign their positions on our board and as our officers. As a result thereof, immediately after the closing of the Stock Sale, there will be a change in the entirety of our board of directors. The appointees of Gas (BVI) to the board of the Company are: Messrs. Yu-Chuan Liu, Wei-Guo Chen, Quan-Dong Sun, John D. Kuhns, and Ms. Fang Chen. Subject to the filing and dissemination of this Schedule 14F-1, Messrs. Yu-Chuan Liu, Quan-Dong Sun, Wei-Guo Chen, John D. Kuhns, and Ms. Fang Chen will constitute the entire board of directors of the Company at the closing of the Stock Sale.

      As of the date of this Information Statement, the authorized capital stock of the Company consisted of 250,000,000 shares of common stock, par value $0.001 per share, of which 100,770,140 shares are issued and outstanding and 100,000,000 shares of preferred stock, $0.001 par value, none of which shares are outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

      The following sets forth information about our current director and officer:


Name                   Age          Position                   Year First Became
                                                               a Director

Carl E. Worboys        62           President, Director        October 2004
                                                               3-year term

John F. Passalaqua     70           Secretary, Treasurer,      October 2004
                                    Director                   3-year term

David F. Stever        63           Director                   October 2004
                                                               3-year term

Carl E. Worboys is a practicing attorney in the State of New York. He has been active in the public payphone business for several clients. For five years he was in charge of regulatory affairs for American Telecommunications Enterprises, Inc., a long distance carrier, and had responsibility for the development of payphone leasing programs for the carrier.

John F. Passalaqua has served as a technical support employee for several payphone companies in the local area. He was elected an officer and director of Dolce in 2004. He has been employed by several other payphone companies in the Central New York area.

David F. Stever is a retired corporate travel specialist with substantial marketing experience, which he has provided guidance for the Company.

The following sets forth the information of the nominees of the directors and officers to be elected pursuant to the terms of the Stock Purchase Agreement:

Directors and Executive      Position/Title                                  Age
Officers

Yu-Chuan Liu                 President & Chief Executive Officer, director    43
                             and Chairman of the Board

Shu-Wang Li                  Chief Operation Officer                          40

Zhi-Min Zhong                Marketing Director                               52

Shu-Kui Bian                 Vice President & Chief Engineer                  43

Fang Chen                    Chief Financial Officer, director                34

Wei-Guo Chen                 director                                         41

Quan-Dong Sun                director                                         41

John D. Kuhns                director                                         56


      There are no family relationships among our directors or executive officers.

      All our directors hold office until the next annual meeting of shareholders of the Company, and until their successors have been qualified after being elected or appointed. Officers serve at the discretion of our board of directors.

      Set forth below is the biographical information about our directors and executive officers:

Mr. Yu-Chuan Liu Mr. Liu was appointed Chairman, Chief Executive Officer and President of the Company on August 24, 2006. Mr. Liu graduated from North Industrial University, Beijing, PRC with a M.S. degree in electrical engineering. Mr. Liu has been a licensed Senior Engineer in the PRC since 1997. Mr. Liu was the Chairman of the board of directors and General Manager of Beijing Xiang Ke Jia Hua Petroleum and Natural Gas Co., Ltd. between 2000 and 2003. Prior to that, Mr. Liu served as CEO of Lang Fang Zhong Gong Petroleum and Natural Gas Technology Co., Ltd. from 1997 to 1999. Prior to that, Mr. Liu served as the Chief of Research & Development Department of Petro China from 1983 to 1997.

Mr. Shu-Wang Li Mr. Li was appointed the Chief Operating Officer of the Company on August 24, 2006. Mr. Li graduated from Hebei Industrial University, PRC, with a B.S. Mr. Li has more than 10 years of experience in the technology and management in the natural gas industry. He was the Director and Chief Engineer of a Hong Kong publicly traded company-Huajie Natural Gas (China) Investment Co., Ltd from 2002 to 2004. Prior to that, he was the Manager of Tianjin Petrochemical Construction and Installation Engineering Co., Ltd from 1988 to 2002.

Mr. Zhi-Min Zhong Mr. Zhong was appointed the Marketing Director of the Company on August 24, 2006. Mr. Zhong graduated from Nanjing University with a B.S. in Philosophy. Mr. Zhong was Vice President of Shen Zhen Guo Qi Real Estate Co. Ltd from 1995 to 2004. Prior to that, Mr. Zhong served as a government official in several cities in Jiang Xi Province between 1978 and 1995.

Mr. Shu-Kui Bian Mr. Bian was appointed Vice President and Chief Engineer of the Company on August 24, 2006. Mr. Bian graduated from Daqing Petroleum Institute with a B.S. and Petroleum University with a M.S. He served as Vice President of Beijing Zhong Ran Xiang Ke Petroleum and Oil Technology Co., Ltd. between 2000 and 2006. Prior to that, Mr. Bian had been with North China Oilfield The First Refinery Factory for fourteen years. Mr. Bian was one of the industry experts that drafted The National Standard of Natural Gas Usage in Cities in China.

Ms. Fang Chen Ms. Chen was appointed director and the Chief Financial Officer of the Company on August 24, 2006. Ms. Chen graduated from Sun Yat-Sen University, PRC, with a B.A in law, and from Zhongnan University of Economics and Law, PRC, with an MBA. Ms. Chen has been a licensed attorney in PRC since 1995. She served as Vice-President and General Manager at Zhuhai Brightzone Securities Investment and Consulting Ltd. from 2000 to 2002. Prior to that, Ms. Chen served as Manager of Investment Department at Zhuhai International Trust and Investment Ltd. from 1994 to 2000. Ms. Chen has a wide range of experience in the financial industry.

Mr. Wei-Guo Chen Mr. Chen was appointed director of the Company on August 24, 2006. Mr. Chen graduated from East China College of Metallurgy with a major in Accounting. From March 2006 to present, Mr. Chen has been the general manager and chairman of the board of Shen Zhen Jia Xin Real Estate Development Co., Ltd. Prior to that, he was the general manager of Hang Zhou Steal Group from 2001 to February 2006. Mr. Chen is very experienced in general and financial management.

Mr. Quan-Dong Sun, Mr. Zhong was appointed director of the Company on August 24, 2006. Mr. Sun graduated from Shanghai Maritime University with a B.S. Mr. Sun has been Chairman of Jidong Shipping Co., Ltd from 1995. Prior to that, Mr. Sun served as Manager in the Shipping Department of Shekou Shipping Co., Ltd between 1987 to 1994.

John D. Kuhns, Director, Mr. John D. Kuhns was appointed a director of our company on August 24, 2006. Mr. Kuhns has been a 45% shareholder, a director and chairman of Kuhns Brothers, Inc., a holding company founded in 1987 for its 100% subsidiary, Kuhns Bros. & Co., Inc., an investment banking firm specializing in providing financing for power technology ventures, and, more recently, manufacturing operations within the PRC. Additionally, Kuhns Brothers, Inc. owns 100% of Kuhns Brothers Securities Corporation, a broker dealer, registered with the SEC, in which Mr. Kuhns is the Chairman. Since March 2005, Mr. Kuhns has been a director and chairman of Deli Solar (USA), Inc., a U.S. reporting company with solar hot water heaters manufacturing operation in the PRC. Since 2002 Mr. Kuhns has been a director and chairman of Distributed Power, Inc., a public company that owns electric generating projects. Mr. Kuhns is also a director of China Sciences Conservational Power Limited, a company listed on the Hong Kong Stock Exchange. Neither of the foregoing Kuhns companies, nor Deli Solar (USA), Inc., Distributed Power, Inc. or China Sciences Conservational Power Limited are affiliated with the Company. Mr. Kuhns holds a bachelors degree in sociology and fine arts from Georgetown University, a master's degree in fine arts from the University of Chicago and an MBA degree from the Harvard Business School.

FAMILY RELATIONSHIPS

      There are no family relationships among any of the Company's directors and officers or those proposed to be directors and officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock and (ii) by the directors and executive officers of the Company. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

      The following sets forth the beneficial ownership information prior to the closing of the Stock Purchase Agreement:


Title of Class    Name and Address of        Amount and Nature of       Percent
                  Beneficial Owner           Beneficial Ownership       of Class

Common            Carl E. Worboys            8,000,000                  7.94%

Common            John F. Passalaqua         8,721,000                  8.65%

Common            David F. Stever            2,000,000                  1.98%

Common            All Directors and          18,721,000                 18.57%
                  Executive Officers
                  as a Group


            The following sets forth the beneficial ownership information after the closing of the Stock Sale:

Title of Class    Name and Address of        Amount and Nature of       Percent
                  Beneficial Owner           Beneficial Ownership       of Class

Common            Gas Investment China       72,569,764                 72.02%
                  Co., Ltd. (1)

(1) Eloten Group Ltd., a British Virgin Islands company, holds approximately 45.46% of the equity interest in Gas Investment China Co., Ltd. Mr. Yu-chuan Liu, our President, Chief Executive Officer and Chairman of the board of directors, together with his wife, hold 100% of the equity interest in Eloten Group Ltd.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      No person who, during the year ended December 31, 2005, was a director, officer or beneficial owner of more than ten percent of the Company's Common Stock (which is the only class of securities of the Company registered under Section 12 of the Securities Exchange Act of 1934 (the "Act"), (a "Reporting Person") failed to file on a timely basis, reports required by Section 16 of the Act during the most recent fiscal year or prior years. The foregoing is based solely upon a review by the Company of Forms 3 and 4 and amendments thereto during such fiscal year as furnished to the Company under Rule 16a-3(e) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any written representation received by the Company from any reporting person that no Form 5 is required.

COMPENSATION OF DIRECTORS AND OFFICERS

      We issued 8,000,000 shares of Common Stock to each of Mr. Carl Worboys and Mr. John Passalaqua at a deemed price of $0.001 per share on April 28, 2005. These shares were issued to Mr. Worboys and Mr. Passalaqua in consideration for their services in organizing our company, acting as officers and building our business plan.

      On April 28, 2005, we issued 2,000,000 shares of Common Stock at a deemed price of $0.001 per share to Mr. David Stever in consideration for his services as director and building our business plan.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

      Because our board of directors currently consists of only three members, we do not have a standing nominating, compensation or audit committee. Rather, our full board of directors performs the functions of these committees. Also, we do not have a financial expert on our board of directors as that term is defined by Item 401(e)(2) of Regulation S-B. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our board of directors for consideration permits the sole director to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Because our sole director is also an executive officer and the controlling stockholder, our current director is not independent.

      In considering candidates for membership on the Board of Directors, the Board of Directors will take into consideration the needs of the Board of Directors and the candidate's qualifications. The Board of Directors will request such information as:

      * The name and address of the proposed candidate;

      * The proposed candidates resume or a listing of his or her qualifications to be a director of the Company;

      * A description of any relationship that could affect such person's qualifying as an independent director, including identifying all other public company board and committee memberships;

      * A confirmation of such person's willingness to serve as a director if selected by the Board of Directors; and

      * Any information about the proposed candidate that would, under the federal proxy rules, be required to be included in the Company's proxy statement if such person were a nominee.

      Once a person has been identified by the Board of Directors as a potential candidate, the Board of Directors may collect and review publicly available information regarding the person to assess whether the person should be considered further. Generally, if the person expresses a willingness to be considered and to serve on the Board of Directors and the Board of Directors believes that the candidate has the potential to be a good candidate, the Board of Directors would seek to gather information from or about the candidate, including through one or more interviews as appropriate and review his or her accomplishments and qualifications generally, including in light of any other candidates that the Board of Directors may be considering. The Board of Director's evaluation process does not vary based on whether the candidate is recommended by a shareholder.

      The Board of Directors will, from time to time, seek to identify potential candidates for director nominees and will consider potential candidates proposed by the Board of Directors and by management of the Company.

MEETINGS OF THE BOARD OF DIRECTORS

      During its fiscal year ended December 31, 2005, the Company's Board of Directors on three occasion approved resolutions at meeting of the Board of Directors.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

      Stockholders may send communications to our Board of Directors by writing to: 118 Chatham Road, Syracuse, NY 13203, Attn.: Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Except as set forth below, no transactions have occurred since the beginning of the Company's last fiscal year or are proposed with respect to which a director, executive officer, security holder owning of record or beneficially more than 5 % of any class of the Company's securities or any member of the immediate families of the foregoing persons had or will have a direct or indirect material interest:

      We issued 8,000,000 shares of Common Stock to each of Mr. Carl Worboys and Mr. John Passalaqua at a deemed price of $0.001 per share on April 28, 2005. These shares were issued to Mr. Worboys and Mr. Passalaqua in consideration for their services in organizing our company, acting as officers and building our business plan.

      On April 28, 2005, we issued 2,000,000 shares of Common Stock at a deemed price of $0.001 per share to Mr. David Stever in consideration for his services as director and building our business plan.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

                                   SIGNATURES



      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.


                                                Dolce Ventures, Inc.


August 25, 2006                                 By: /s/ Carl E. Worboys
                                                    ----------------------
                                                    President